Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended
October 31, 2012 and 2011

(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed consolidated interim financial statements have not been reviewed by the Company's auditors.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)
(Unaudited)

	As at	As at
	October 31,	January 31,
	2012	2012

Assets
Current
Cash and cash equivalents	$103,469	$629,553
Marketable securities (Note 4)	80,000	150,000
Sundry receivables and prepaids (Note 5)	165,257	156,275
Net assets held for sale (Note 6)	5,955,313	-

	6,304,039	935,828
Reclamation bonds (Note 8)	184,366	633,034
Equipment, net (Note 10)	25,913	2,084,336
	$6,514,318	$3,653,198

Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$4,220,868	$3,033,763
Advances from Scorpio Gold Corporation (Note 22)	350,140	-
Due to related parties (Note 17)	-	35,023
Other advances (Note 13)	500,000	-
Long-term debt - current portion (Note 13)	16,270,000	2,965,962
Embedded derivative on long-term debt - current portion (Note 13)	275,000	85,361
	21,616,008	6,120,109

Asset retirement obligations (Note 12)	105,155	292,315
Long-term debt (Note 13)	-	2,965,961
Embedded derivative on long-term debt (Note 13)	-	85,360
	21,721,163	9,463,745

Shareholders' Deficiency
Share capital (Note 14(b))	28,104,264	28,098,264
Reserves	10,997,334	10,580,808
Accumulated deficit	(54,302,318)	(44,553,494)
Accumulated other comprehensive (loss) income	(6,125)	63,875

	(15,206,845)	(5,810,547)

	$6,514,318	$3,653,198

Going Concern (Note 1)
Contingencies (Note 18)
Subsequent event (Note 22)

Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2012	2011	2012	2011

Expenses
Exploration and evaluation expenditures (Note 9)	$393,582	$999,865	$3,061,303	$1,897,542
General and administrative (Note 19)	266,758	202,442	2,524,163	530,959

	660,340	1,202,307	5,585,466	2,428,501

Loss before finance income (costs), lawsuit settlement and foreign currency translation	(660,340)	(1,202,307)	(5,585,466)	(2,428,501)
Finance income	3,103	801	4,226	2,006
Finance costs (Note 13)	(3,144,069)	(1,288,699)	(4,145,177)	(1,301,699)
Lawsuit settlement (Note 14(b))	(41,679)	-	(41,679)	-
Foreign currency translation adjustment	(15,521)	7,844	19,272	194

Net loss for the period	$(3,858,506)	$(2,482,361)	$(9,748,824)	$(3,728,000)

Basic and diluted loss per share (Note 16)	$(0.05)	$(0.03)	$(0.12)	$(0.04)

Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2012	2011	2012	2011

Net loss for the period	$(3,858,506)	$(2,482,361)	$(9,748,824)	$(3,728,000)

Other comprehensive (loss) income
Net unrealized (loss) income on available-for-sale marketable securities	6,000	(8,000)	(70,000)	20,000

Comprehensive loss for the period	$(3,852,506)	$(2,490,361)	$(9,818,824)	$(3,708,000)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)
(Unaudited)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
October 31, 2011	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, February 1, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210
Net loss for the period	-	-	(3,728,000)	-	(3,728,000)
Net decrease in unrealized losses on available-for-sale marketable securities	-	-	-	20,000	20,000
Balance, October 31, 2011	$28,098,264	$10,076,866	$(41,829,796)	$(14,124)	$(3,668,790)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
October 31, 2012	Capital	Reserves	Deficit	Income (Loss)	Total
Balance, February 1, 2012	$28,098,264	$10,580,808	$(44,553,494)	$63,875	$(5,810,547)
Shares issued for lawsuit settlement (Note 14(b))	6,000	-	-	-	6,000
Stock-based payments	-	416,526	-	-	416,526
Net loss for the period	-	-	(9,748,824)	-	(9,748,824)
Net increase in unrealized gain on available-for-sale marketable securities	-	-	-	(70,000)	(70,000)
Balance, October 31, 2012	$28,104,264	$10,997,334	$(54,302,318)	$(6,125)	$(15,206,845)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

	Nine Months Ended October 31,
	October 31,
	2012	2011

Operating activities
Net loss for the period	$(9,748,824)	$(3,728,000)
Operating items not involving cash:
Depreciation	96,510	164,055
Increase in asset retirement obligations	21,685	52,165
Accretion expense	4,252,521	1,236,291
Stock-based payments	416,526	-
Shares issued for lawsuit settlement	6,000	-
Embedded derivative on long-term debt	51,370	-
Changes in non-cash working capital:
Sundry receivables and prepaids	(8,982)	(113,607)
Accounts payable and accrued liabilities	1,088,026	(276,416)
Due to related parties	(35,023)	(322,038)

Cash used in operating activities	(3,860,191)	(2,987,550)

Financing activities
Advances from Scorpio Gold Corporation	350,140	-
Other advances	500,000	-
Increase in long-term debt	5,462,384	3,801,625
Finance costs paid on long-term debt	(300,000)	(320,000)
Deferred charges	(308,160)	-

Cash provided by financing activities	5,704,364	3,481,625

Investing activities
Increase in reclamation bonds	(6,937)	(93,492)
Purchase of equipment	(2,363,320)	(166,689)

Cash used in investing activities	(2,370,257)	(260,181)

Change in cash	(526,084)	233,894

Cash and cash equivalents, beginning of period	629,553	102,038

Cash and cash equivalents, end of period	$103,469	$335,932

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

The Unaudited Condensed Interim Consolidated Financial Statements (the "Statements") were approved by the Board of Directors on December 21, 2012.

These Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $3,858,506 and $9,748,824, respectively, during the three and nine months ended October 31, 2012 (three and nine months ended October 31, 2011 - $2,482,361 and $3,728,000, respectively) and has an accumulated deficit of $54,302,318 (January 31, 2012 - $44,553,494).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors, securing additional financing or disposing of some or all of its interests on an advantageous basis. During the year ended January 31, 2012, the Company secured financing of $8,000,000 and subsequently, an additional $4,000,000, in two loan extensions of $2,000,000 each (see note 13). These financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

On October 10, 2012, the Company entered into a definitive asset purchase and sale agreement (the "Asset Purchase Agreement") with Scorpio Gold Corporation ("Scorpio") and Scorpio's wholly owned subsidiary, Goldwedge LLC to sell its Goldwedge and Piñon property interests and the assets related thereto. The Asset Purchase Agreement replaces a non-binding letter of intent entered into by the Company and Scorpio dated August 28, 2012 (see note 22).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

1.	The Company and Operations and Going Concern (Continued)

Pursuant to the Asset Purchase Agreement, Scorpio has provided CAD$350,000 (US$350,140) in refundable advances to the Company and will continue to provide CAD$100,000 per month until closing (see note 22).

2.	Significant Accounting Policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these Statements are based on IFRSs issued and outstanding as of December 21, 2012, the date the Board of Directors approved the Statements. The same accounting policies and methods of computation are followed in these Statements as compared with the most recent annual consolidated financial statements as at and for the year ended January 31, 2012. Any subsequent changes to IFRS that are given effect in the Company’s annual audited consolidated financial statements for the year ending January 31, 2013 could result in restatement of these Statements.

New standards not yet adopted and interpretations issued but not yet effective

There are no relevant changes in accounting standards applicable to future periods other than as disclosed in the most recent annual audited consolidated financial statements as at and for the year ended January 31, 2012.

3.	Capital Management

The Company manages its capital with the following objectives:

·	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
·	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its deficiency to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive income, which at October 31, 2012, totaled $15,206,845 (January 31, 2012 - $5,810,547). Note that included in the statements of financial position presented is a deficit of $54,302,318 as at October 31, 2012 (January 31, 2012 - $44,553,494).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

3.	Capital Management (Continued)

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended October 31, 2012. The Company is not subject to external capital requirements.

4.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe was considered to be related to the Company because of common management prior to the termination of the former CEO's employment in December 2011. The market value of the shares at October 31, 2012 was $80,000 (January 31, 2012 - $150,000).

5.	Sundry Receivables and Prepaids

	As at	As at
	October 31,	January 31,
	2012	2012

Sales tax receivables	$48,902	$71,415
Other receivables	56,994	60,094
Prepaid expenses	59,361	24,766

	$165,257	$156,275

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

6.	Net Assets Held For Sale

The Company entered into an agreement to sell its Goldwedge and Piñon property interests and the assets related thereto (see notes 1 and 22). As a result, the Company has classified the following net assets as held for sale:

As at
October 31,
2012

Assets
Deferred charges (Note 7)	$308,160
Reclamation bonds (Note 8)	455,605
Equipment, net	5,400,393

$6,164,158

Liabilities
Asset retirement obligations (Notes 9 and 12)	$208,845

Net assets classified as held for sale	$5,955,313

7.	Deferred Charges

The Company defers direct and incremental costs incurred in connection with the sale of the Company’s Goldwedge and Piñon properties and the assets related thereto (the “Sale Transaction”) (see notes 1 and 22) as a current asset and will charge the costs against sale proceeds when the Sale Transaction is completed or to operations if the Sale Transaction is abandoned.

8.	Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. $398,171 of the reclamation bonds pertain to the Goldwedge Project, $57,434 to the Piñon Project, $5,666 to the Fondaway Canyon and Dixie-Comstock Projects, and $178,700 to the Kentucky Project.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

9.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project, a property owned by the Company, represents the Company's most advanced project and is located in the Manhattan District in Nye County, Nevada, approximately eight miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Division of Environmental Protection. The Company was completing refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The process included primary crushing and grinding facilities that fed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place. Testing of the various mineral processing functions extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The feed material was processed into gold dore on site. All mineralized material was sampled daily and analyzed for gold content at the Company's onsite assay laboratory. In addition, the Company sent samples for analysis to an independent laboratory located offsite.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation ("ARO") of $180,761 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO's for all projects, where applicable, has been estimated by management. The assumptions for the future payments are based on future expenses being incurred between 2017 and 2019 and a discount rate of 10%.

(b) Dixie-Comstock Project

Also held under the same option agreement as the Goldwedge Property is the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups. Under the guidance of IAS 37, the Company has recorded an ARO of $2,771 on the Dixie-Comstock and Fondaway Canyon Projects, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition. During the three and nine months ended October 31, 2012, the Company did not perform any exploration on this project.

(c) Piñon Project

The Piñon Project is a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company has recorded an ARO of $28,084 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition. During the three and nine months ended October 31, 2012, the Company did not perform any exploration on this project.

(d) Fondaway Canyon Project

The Fondaway Canyon Project is located in Churchill County, Nevada. During the three and nine months ended October 31, 2012, the Company did not perform any exploration on this project.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

9.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(e) Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

During the year ended January 31, 2011, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700, included in the consolidated statements of financial position under reclamation bonds.

Under the guidance of IAS 37, the Company has recorded an ARO on its Kentucky Project in the amount of $102,384, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

In August 2009, the Company retained a 1% net smelter royalty on the sale of the Piñon Railroad Project.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

9.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the three and nine months ended October 31, 2012 and 2011, the Company's exploration and evaluation expenditures were as follows:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2012	2011	2012	2011
Goldwedge Project
Travel	$13,859	$2,594	$40,513	$8,032
Mine development costs	184,092	-	2,009,487	-
Drilling	863	(5,514)	62,595	39,752
Professional fees	-	30,366	-	113,443
Consulting, wages and salaries (note 17)	153,554	583,454	753,925	742,937
Office and general	(31,030)	(12,617)	32,185	134,512
Supplies, equipment and transportation	19,600	201,370	47,171	386,409
Claim staking and maintenance fees	22,168	19,101	22,168	28,839
Lease payment	-	-	-	10,166
Milling costs	19,535	-	151,035	-
Depreciation	30,130	52,469	89,589	154,270
Asset retirement obligation	-	-	-	51,462
Net proceeds from sale of exploration and development ore	(153,492)	-	(367,883)	-
	$259,279	$871,223	$2,840,785	$1,669,822
Piñon Project
Property acquisition costs	$28,940	$45,720	$38,658	$72,071
Consulting, wages and salaries	-	1,617	28,247	1,617
Office and general	7,354	-	11,486	-
Claim staking and maintenance fees	26,200	26,200	26,200	26,200
	$62,494	$73,537	$104,591	$99,888
Fondaway Project
Property acquisition costs	$-	$-	$35,000	$35,000
Claim staking and maintenance fees	23,017	23,017	23,017	23,017
	$23,017	$23,017	$58,017	$58,017
Kentucky Project
Consulting, wages and salaries	$-	$12,995	$-	$36,115
Office and general	1,593	8,453	6,313	14,148
Penalty	45,000	-	45,000	-
Professional fees	-	2,400	-	2,400
Supplies, equipment and transportation	-	5,212	-	8,068
Depreciation	2,199	3,028	6,597	9,084
	$48,792	$32,088	$57,910	$69,815

Total exploration activities	$393,582	$999,865	$3,061,303	$1,897,542

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

10.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$3,126,000	$21,806	$4,767,147
Additions	3,390,008	48,472	-	3,438,480
Reclassified as net assets held for sale (Note 6)	(5,009,349)	(3,085,472)	(21,806)	(8,116,627)
Balance, October 31, 2012	$-	$89,000	$-	$89,000

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, January 31, 2012	$-	$2,661,758	$21,053	$2,682,811
Depreciation for the period	-	96,186	324	96,510
Reclassified as net assets held for sale (Note 6)	-	(2,694,857)	(21,377)	(2,716,234)
Balance, October 31, 2012	$-	$63,087	$-	$63,087

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$464,242	$753	$2,084,336
Balance, October 31, 2012	$-	$25,913	$-	$25,913

Construction in progress relates to the refurbishment of the mill at the Company's Goldwedge Project. Included in the construction in progress, reclassified as net assets held for sale, are capitalized interest costs of $895,055 (January 31, 2012 - $54,216).

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

11.	Accounts Payable and Accrued Liabilities

	As at	As at
	October 31,	January 31,
	2012	2012

Trade payables	$3,199,915	$579,664
Accrued liabilities	1,020,953	2,454,099

	$4,220,868	$3,033,763

Included in accrued liabilities are accrued finance costs of $20,000 (January 31, 2012 - $78,814) and accrued costs in connection with the construction in progress, totaling $916,346 (January 31, 2012 - $895,223).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

12.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $314,000 as at October 31, 2012, assuming future payments of $484,706 being made over a ten year period from the date of initial assessment of the ARO's and a discount rate of 10% (prior to reclassification of net assets held for sale).

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. During the year ended January 31, 2012, the Company determined an additional $52,165 increase in ARO related to the Company's Goldwedge Project. The following is the reconciliation of the ARO's:

	Nine months
	ended	Year ended
	October 31,	January 31,
	2012	2012

Balance, beginning of period	$292,315	$232,010
Increase in asset retirement obligations	-	52,165
Accretion cost	21,685	8,140
Reclassified as net assets held for sale (Note 6)	(208,845)	-

Balance, end of period	$105,155	$292,315

13.	Long-Term Debt

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton Global Value, L.P. ("Waterton") such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton will make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount was repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013 (see note 22). Under the Gold Stream Facility, each monthly repayment of the Principal Amount will be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered shall be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there is a profit participation formula which is triggered when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment ("Profit Participation"). The Principal Amount will accrue interest at 9.0% per annum. The Gold Stream Facility is secured by, amongst other items, Manhattan's real property assets in Nevada.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

13.	Long-Term Debt (Continued)

The Company considers Profit Participation as an embedded derivative. As at October 31, 2012, the gross proceeds received under the Gold Stream Facility was $11,432,734, which was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($223,630), and then the residual value was allocated to the liability portion. As noted in note 22, the Company's obligation with Waterton under the Gold Stream Facility will be assumed by Scorpio when the Sale Transaction is completed, and as such, the value of the embedded derivative was determined using the gold spot price as at October 30, 2012.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 was payable by Manhattan to Waterton and Manhattan also granted Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton have agreed that Waterton shall have the right to purchase all of the gold produced by Manhattan from its Nevada projects at a price per ounce that will be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of any Principal Amounts actually drawn by Manhattan on the Principal Amount of the Gold Stream Facility.

The Gold Stream Facility contains covenants for Manhattan such as, among other things, providing Waterton with updates on its operations, carrying on its business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to Manhattan limiting its ability to (without limitation): incur additional indebtedness, create liens on its assets or dispose of its assets. These negative covenants are subject to certain carve-outs that facilitate Manhattan's ability to operate its business efficiently. The Gold Stream Facility also includes certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

At any time, without penalty, the Gold Stream Facility provides Manhattan the option to prepay in whole or in part, on 5 business days prior notice. Prepayments may be made in physical gold ounces or cash. The amount of any prepayment shall be calculated using the spot price of gold on the business day immediately preceding the prepayment.

During the nine months ended October 31, 2012, the Company secured two additional $2,000,000 loan extensions from Waterton, bringing the total facility to $12,000,000. In consideration for the loan extensions, the Company provided Waterton with additional net smelter return royalties on several of its properties, including Piñon and Fondaway Canyon, and a 2% structuring fee.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

13.	Long-Term Debt (Continued)

The following table shows the reconciliation between the gross proceeds received and the carrying value of the Gold Stream Facility.

Gross proceeds	$11,432,734
Less: Initial fair value of the embedded derivative (i)	(223,630)
Less: Debt issuance cost (ii)	(640,000)
Add: Accretion costs	5,700,896
Long-term debt (iii)	$16,270,000

(i) The fair value of the embedded derivative is presented as follows:
Current portion	$275,000
Non-current portion	-
$275,000

(ii) Debt issuance costs consist of the following:
Structuring and establishment fees	$320,000
Placement fee	320,000
$640,000

(iii) The long-term debt balance is presented as follows:
Current portion	$16,270,000
Non-current portion	-
$16,270,000

As of October 31, 2012, the Company had an interest payable balance of $837,266 (January 31, 2012 - $155,930) related to the Gold Stream Facility. The interest payable balance is included in the long-term debt balance. No repayment of the long-term debt will be made commencing August 31, 2012 (see note 22).

In addition, Waterton provided the Company with other advances totalling $500,000, disclosed as other advances under current liabilities. These advances are secured by certain of Manhattan's real property assets in Nevada and are due May 1, 2013.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

14.	Share Capital

	(a)	Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	(b)	Issued

	Shares	Amount
Balance, January 31, 2012	83,853,825	$28,098,264
Shares issued for lawsuit settlement (i)	100,000	6,000
Balance, October 31, 2012	83,953,825	$28,104,264

(i) During the period, the Company settled a claim filed in the District Court, Nye County, Nevada through the issuance of 100,000 shares of the company and a monetary settlement of $ 35,000, payable in six equal instalments starting August 1, 2012.

15.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. A portion of the stock options vest immediately on the grant date and the balance vest over a period of two years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the nine months ended October 31, 2011:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2011	7,904,691	$ 0.10
Forfeited	(350,000)	$ 0.10
Balance, October 31, 2011	7,554,691	$ 0.10

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

15.	Stock Options (Continued)

The following table reflects the continuity of stock options for the nine months ended October 31, 2012:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2012	12,060,191	$ 0.17
Forfeited	(7,510,191)	$ 0.12
Balance, October 31, 2012	4,550,000	$ 0.27

The following table reflects the stock options outstanding and exercisable as at October 31, 2012:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	650,000	650,000	$353,480	1.65
January 20, 2017	0.30	3,900,000	1,550,000	1,107,600	4.22

		4,550,000	2,200,000	$1,461,080	3.86

16.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2012	2011	2012	2011

Numerator:
Loss for the period	$(3,858,506)	$(2,482,361)	$(9,748,824)	$(3,728,000)

Denominator:
Weighted average number of common shares outstanding for basic and diluted loss per share	83,878,202	83,853,825	83,961,876	83,853,825

Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.12)	$(0.04)

The stock options were not included in the computation of diluted loss per share on October 31, 2012 and 2011 as their inclusion would be anti-dilutive.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

17.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2012	2011	2012	2011

Salaries and benefits paid to directors and officers (1)	$ 85,211	$ 92,029	$ 278,017	$ 260,911
Share-based payments	$77,330	$-	$393,478	$-

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company, except for Ken Strobbe, who provides mine consulting services at the Goldwedge Project totaling $9,200 and $73,607, respectively, for the three and nine months ended October 31, 2012 (three and nine months ended October 31, 2011 - $nil), included under consulting, wages and salaries for the Goldwedge Project. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the three and nine months ended October 31, 2012 (three and nine months ended October 31, 2011 - $nil).

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company providing financial services to the Company. Services provided by Equity totaled $6,904 and $8,443, respectively, for the three and nine months ended October 31, 2012 ($nil and $2,090, respectively, for the three and nine months ended October 31, 2011).

Due to related parties balance at October 31, 2012 consists of $nil (January 31, 2012 - $22,607) owing to the former CEO and $nil owing to Sharpe (January 31, 2012 - $12,416). In addition, included in accounts payable and accrued liabilities is $41,284 (January 31, 2012 - $18,677), owing to the former CEO, and $10,174 (January 31, 2012 - $nil) owing to the Chief Financial Officer.

18.	Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) The Company's wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorneys' fees and costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

18.	Contingencies (Continued)

(c) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management has responded to the DMER and is continually working on resolving the issue. In the meantime the DMER issued a penalty of $45,000 and is seeking forfeiture of the Company's reclamation bond in the amount of $178,700. The next appearance before the DMER is scheduled for January 18, 2013. The $45,000 penalty has been included in accounts payable and accrued liabilities.

(d) On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated the expenses at $330,000 and had accrued this amount in the accounts during the year ended January 31, 2012. Subsequently, an additional amount of $165,000 relating to additional legal expenses incurred by Hale Capital had been accrued. A significant portion of these total expenses had been paid during the three and nine months ended October 31, 2012.

(e) On September 12, 2012, one the Company's contractors claimed a mechanic's lien upon the Company's real property in the amount of $162,878. This amount is included in accounts payable and accrued liabilities.

(f) During the current quarter, the Secretary of Labour, Mine Safety and Health Administration (MSHA), as the petitioner, filed a complaint made by a former employee of Manhattan, charging discrimination pursuant to Section 105 (c) 1 of the Federal Mine Safety and Health Act of 1977. The Office of Assessments has assessed a civil penalty of $20,000. In the opinion of management, the legal proceedings are without merit and the Company will continue to vigorously defend itself against this claim.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2012
(Unaudited)

19.	General and Administrative

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2012	2011	2012	2011
Corporate development	$26,613	$10,359	$161,431	$28,486
Insurance	8,739	6,262	21,324	16,632
Office and general	32,653	3,146	56,612	3,763
Professional fees	29,162	68,411	1,530,222	184,123
Consulting, wages and salaries (Note 17)	85,120	114,034	282,825	297,249
Share-based payments	68,437	-	416,526	-
Travel	15,927	-	54,899	-
Depreciation	107	230	324	706
	$266,758	$202,442	$2,524,163	$530,959

20.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash and cash equivalents totaling $72,232 at October 31, 2012 (January 31, 2012 - $426,596) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $225,306 and $2,479,035 respectively for the three and nine months ended October 31, 2012 (three and nine months ended October 30, 2011 - $70,289 and $164,981, respectively), including expenses necessary to maintain the Company’s public company status.

21.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

22.	Subsequent Event

On December 19, 2012, the Company announced the completion of its transaction with Scorpio (TSX-V: SGN) to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio (the “Transaction”). The Transaction was completed pursuant to the previously announced asset purchase and sale agreement entered into with Scorpio on October 10, 2012.

The completion of the Transaction follows a special meeting of Royal Standard’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Transaction.

Pursuant to the Transaction, the interests of the Company and its wholly-owned subsidiary, Manhattan Mining Co., in the Goldwedge and Piñon properties and the assets related thereto have been sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of US$16.65 million) which were owed by the Company to Waterton, the Company’s principal creditor.